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                                               Filed by The Seagram Company Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                       Subject Company: The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                                Subject Company: Canal Plus S.A.
                                                     Commission File No. 82-2270

                                                          Date: October 26, 2000





The following filing contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The forward-looking statements contained in the following filing address the business combination of Vivendi, Canal+ and Seagram. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+ and Seagram business will not be integrated successfully; costs related to the combination; failure of the Vivendi, Canal+ or Seagram shareholders to approve the combination; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. None of the Vivendi, Canal+ or Seagram undertakes any obligation to provide updates or to revise any forward-looking statements.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the U.S. Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram.
Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holders or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.

                                    * * *

     THE FOLLOWING ARE QUESTIONS FROM EMPLOYEES OF THE SEAGRAM COMPANY LTD. AND ANSWERS FROM JOHN D. BORGIA, EXECUTIVE VICE PRESIDENT, HUMAN RESOURCES,
           DISSEMINATED OVER THE INTRANET OF THE SEAGRAM COMPANY LTD.

YOU'VE PREVIOUSLY EXPLAINED THE EXCHANGE RATIO THAT WILL BE USED FOR EXCHANGING SEAGRAM SHARES FOR VIVENDI UNIVERSAL ADSs. HOW DOES THIS RELATE TO THE VIVENDI SHARE PRICE OR ADSs CURRENTLY TRADED ON THE NEW YORK STOCK EXCHANGE?

John Borgia: Vivendi shares, which trade on the Paris Bourse in euros, trade on the New York Stock Exchange as ADSs in U.S. dollars. A Vivendi ADS represents one-fifth of a Vivendi share. At the time the Vivendi transaction closes, every five Vivendi ADSs will be exchanged for one Vivendi Universal ADS. Therefore, one Vivendi Universal ADS will represent one ordinary share of Vivendi Universal.

IS THERE A MINIMUM PRICE TO SEAGRAM SHAREHOLDERS INCLUDED IN THE VIVENDI OFFER?

John Borgia: There is no minimum price to be paid to Seagram shareholders under the Vivendi merger agreement. The number of Vivendi Universal ADSs to be received by Seagram shareholders will be determined by using an exchange ratio and related "collar" (described previously and still available on the Q & A section of the Vivendi Universal site on VOx). The ultimate value of shares to be exchanged for Vivendi Universal ADSs will depend on the market.

I OWN A SMALL AMOUNT OF SEAGRAM STOCK. HOW LONG MUST I BE A SEAGRAM SHAREHOLDER OF RECORD BEFORE I CAN RECEIVE VIVENDI UNIVERSAL ADSs IN THE TRANSACTION?

John Borgia: There is no minimum time period. Seagram shares outstanding at the time the transaction closes will be exchanged for Vivendi Universal ADSs, or in the case of Canadian resident shareholders who so elect, exchangeable shares.